UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 27 July, 2012

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

27th July 2012

Allied Irish Banks p.l.c. ("AIB") announces preliminary interim results for the half year ended 30th June 2012, updates to business restructuring and standard variable rate mortgage pricing.

Financial summary
· Operating loss before exceptional items reduced by 64% year on year to €1.1bn in H1 2012
· Credit provision charge of €0.9bn for H1 2012, down 70% from H1 2011
· Net interest income (including ELG costs) was €568 million, a decrease of €36 million on H1 2011
        o Net interest margin (excluding ELG costs) of 1.24% for H1 2012
· Core Tier 1 ratio was 17.3% at June 2012 compared to 17.9% at December 2011
· The bank reduced its reliance on ECB funding by €6bn or 20% in the half year
· Customer deposits to end June 2012 increased €3bn from December 2011
         o LDR reduced to 125% from 138% over the same period
· Over 70% of the three-year non-core deleveraging target of €20.5bn achieved. AIB is well positioned to meet its non-core deleveraging targets over the period to end 2013 and expects to be at or below its LDR target of 122.5% by end 2012, one year ahead of schedule
· AIB GB and First Trust Bank (in Northern Ireland) will withdraw from the ELG from August 18th
· A copy of the AIB Group preliminary results for H1 2012 can be found on the AIB website at www.aibgroup.com or click on the following link to view

  http://www.rns-pdf.londonstockexchange.com/rns/6752I_1-2012-7-27.pdf

Cost saving initiatives
· An aggressive cost reduction plan is in place with the aim of returning the bank to a cost base more aligned to profitable operating performance
· AIB has introduced Early Retirement and Voluntary Severance schemes in the last six months and the bank expects to meet its minimum target of 2,500 staff reductions by 2014. This is expected to result in excess of c.€200m savings per annum
· The bank is implementing changes to staff pay and benefits, including pay cuts at senior levels, a proposed continuation of the pay freeze for other staff and the ending of other benefits resulting in annual savings in excess of €30m
· AIB is changing its pension model which will see the transfer of all employees who are current members of a defined benefit pension scheme to a defined contribution pension scheme. This move will not only de-risk the overall pension scheme for staff but will also see a reduction in future pension benefit contributions by the bank
· The bank is reviewing the potential for outsourcing opportunities and is targeting a reduction in all variable expenditure including the use of external parties

Branch network:
· As part of the wider cost reduction programme and integration of branch and direct channels, AIB is in the process of restructuring its physical network. This comprehensive review identified that population changes, changing customer banking usage and improvements in technology, have led to a fall in demand for traditional branch services
· As a result, the bank is today announcing that 45 sub office closures and six branch amalgamations will take place from October in the Republic of Ireland. There will also be a further 16 branch closures during 2013 in ROI
· Many of the locations being closed operate on reduced days and hours, and typically carry out on average 20% of the transaction volumes of other AIB branches
· These closures will not result in any compulsory job losses at AIB, as staff will be facilitated with employment in other branch locations
· AIB is announcing details of an enhanced agreement with An Post, which enables An Post outlets in the vicinity of closing locations to provide additional banking services to customers impacted by today's announcement. In addition, AIB will also provide mobile bank services across eight counties. These measures will ensure that customers can continue to access bank services locally

An Post:
· AIB banking services have been available in more than 1,100 An Post outlets nationwide for the past 10 years. This arrangement will now be expanded to allow customers in the vicinity of closure locations to lodge cheques in addition to lodging and withdrawing cash using AIB Debit/ATM cards and to make payments to AIB Credit Card accounts six days a week

AIB Mobile Bank
· AIB will launch four mobile banks which will cover 31 rural locations in eight counties. AIB Mobile Banks will visit eight new locations throughout rural areas of Ireland and will offer services such as cash, coin and cheque lodgements, cash withdrawals, bill payment and a foreign exchange order /collection service
· Increasingly, customers have been moving away from traditional methods of banking with a large increase in the use of phone and online banking. Nine out of ten transactions are now conducted away from branch counters; more than 750,000 customers are now actively using Phone & Internet and AIB Mobile Banking; of which 215,000 customers are using AIB Mobile Banking
· Following these branch closures, AIB will continue to have the largest distribution reach of any bank in Ireland through the combination of its 200 branches, and the provision of banking services through An Post and the AIB
  Mobile Banks
· In addition AIB is also announcing that four sub-offices and one branch in the First Trust network in Northern Ireland will close later this year. This move will not result in any compulsory job losses, as staff will be facilitated with employment in other branch locations

SME support
     · Demand for new credit remains subdued as evident in the recently released Mazars lending survey
     · AIB exceeded its SME lending target of €3bn in 2011 and is 17% ahead of its year to date target of €3.5bn for 2012
     · Formal applications from customers improve accessibility to credit and year to date AIB has sanctioned 92% of formal applications
     · Heightened awareness of AIB SME and Credit Review Appeals processes evident in increased number of appeals. However the number of appeals is immaterial relative to the number of applications (less than 1%)
           o For those denied credit a process of internal and external appeals exists
     · To stimulate credit demand, over €400m in dedicated funds have been launched to stimulate new lending, in addition to normal lending products. These are the Job Creation Loan Fund, Agri Investment Prorgramme and AIB's
       Northern Ireland SME fund. The acceptance rate on decisioned applications for these funds is 87%
     · 101 customer seminars held to date with 4,400 participants
     · A further 2,500 customers identified for business coaching programme for SMEs

     · For SME customers in difficulty there are c.1,000 specialist staff in 40 locations around the country helping business customers

Mortgages
AIB has committed to providing new mortgage lending of at least €1bn in 2012 and is on target to deliver that with:
     · The level of sanctions, both by number and value at June 2012 up 70% year on year
     · Levels of approvals (including Sanctions in Principle) currently 70% of applications
     · AIB estimates its market share of drawdowns year to date is in excess of 40%
     · First time buyers currently comprise c.50% of drawdowns

Standard Variable Rates:
     · AIB currently has the lowest Standard Variable Rate (SVR) in the Irish mortgage market. Based on current available market data the average SVR in the Irish market, excluding AIB is c.4.3%. According to available market data for major banks in the UK the average SVR is c.4.1%. AIB's current owner occupier rate is 3.0% and the bank has had the lowest rate in the Irish market since the start of 2009
     · AIB is committed to participating in the mortgage market for long term viability reasons. However, it must do so at an appropriate economic return in order to sustain its participation. AIB's current pricing levels are uneconomic relative to the bank's cost of funds and as previously indicated, AIB's mortgage portfolios, including the SVR portfolio are loss making. AIB is therefore increasing its SVR by 0.5%, effective from the week of the 3rd of September
       2012
     · Following this increase AIB will continue to have the lowest SVR in the Irish domestic market. This interest rate increase applies to c.20% of AIB Group's mortgage portfolio
     · This decision is essential if AIB is to return to a viable operating model, conserve its capital both for new lending to the economy, helping customers in genuine difficulty with their mortgages and ultimately make a return for the taxpayer on the capital invested in the bank

Summary of Variable Interest Rate Changes
     · Existing Residential Owner Occupier Standard Variable Rate will increase by 0.50% from 3.00% to 3.50%
     · Loan to Value Variable Rates for Owner Occupiers will increase by 0.50%
     · Buy-to-Let Standard Variable Rate will increase by 0.50% from 3.95% to 4.45%
     · Tracker Mortgage Rates and existing Fixed Rate Mortgage interest rates remain unchanged
     · EBS mortgage rates remain unchanged

Mortgage Customers in difficulty:
   · In addition to current forbearance measures in place, AIB recently announced a number of long-term solutions to assist mortgage customers in difficulty. Options include the continuation of existing standard/short-term forbearance together with the introduction of split mortgage, negative equity trade down, mortgage to rent and voluntary sale for loss
   · AIB has a dedicated mortgage arrears unit which provides support in working with customers to find solutions. AIB has already supported more than 34,000 customers with some form of forbearance put in place
   · AIB strongly urges anybody facing difficulties or expecting to face difficulties in relation to their mortgage repayments to come and talk to us at the earliest possible opportunity

David Duffy, AIB Chief Executive, said: "The half year results for the bank are broadly in line with our internal expectations and we are encouraged by the sharp decline in the levels of provisions relative to previous periods.

"Ultimately, our plan is to return to sustainable profitability by 2014. Achieving this will be key to our ambition to attract private investment and return value to the taxpayer as principal shareholder.

"The decisions announced today in relation to branch closures and mortgage rates are necessary to create the capacity for AIB to provide credit to the Irish economy at sustainable levels. It is important to note that AIB will continue to have the lowest SVR in the domestic market following the increase.

"AIB will also continue to have the largest distribution reach in the country. Our mutually beneficial agreement with An Post is designed to minimise disruption to our customers.

"Additionally, our staff have made an enormous contribution in seeking to turn around the bank and they will continue to play a critical role as we seek to regain the trust of the public."

-ENDS-

For further information, please contact:
Niamh Hennessy
Media Relations Manager,
AIB,
Bankcentre, Dublin 4
Tel: +353 (0) 86-7801820 / +353 1 7721382

has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date 27 July, 2012

By: ___________________

                                                                                                                                             Paul Stanley
             Acting Chief Financial Officer
     Allied Irish Banks, p.l.c.